UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             GRAPHCO HOLDINGS CORP.
                 (Name of small business issuer in its charter)

                     Common Stock, par value .001 per share
                         (Title of Class of Securities)

                                   38866F 10 9
                                 (CUSIP Number)

                              Mintz & Fraade, P.C.

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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

CUSIP NO.  38866F 10 9         SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Mintz & Fraade, P.C.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  7     SOLE VOTING POWER

                        1,669,107
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not Applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,669,107
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,669,107
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.07%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer

      The title of the class of equity securities of Graphco Holdings Corp. a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 41 University Drive, Newtown, Pennsylvania 18940.

Item 2. Identity and Background

      (a) The Reporting Person is Mintz & Fraade, P.C. is a professional corporation, organized in New York.

      (b) The address of its principal business is 488 Madison Avenue, Suite 1100, New York, NY 10022.

      (c)   Mintz & Fraade, P.C. is engaged in the practice of law.

      (d) During the last five years, Mintz & Fraade, P.C. has not been convicted in a criminal proceeding.

      (e) During the last five years, Mintz & Fraade, P.C. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Organized in New York.

Item 3. Source and Amount of Funds or Other Consideration

      This filing is with respect to shares issuable to Mintz & Fraade. P.C. pursuant to a Fee Agreement by and between Graphco Holdings Corp. and Mintz & Fraade, P.C. dated October 17, 2003 (the "Fee Agreement"). Pursuant to the Fee Agreement, commencing on October 17, 2003 and continuing through December 31, 2005, if the Outstanding Amount, which is the subject of the Fee Agreement is not been paid in full, Mintz & Fraade, P.C. shall have the right, at its option, by notifying Graphco Holdings Corp. in writing at any time, to convert any portion of such Outstanding Amount and any expenses billed by Mintz & Fraade, P.C. and fees for services which Mintz & Fraade, P.C. renders to Graphco Holdings Corp. after September 1, 2003, into shares of Common Stock of Graphco Holdings Corp. at a price of $0.50 per share. As of September 30, 2003, Graphco Holdings Corp. is indebted to Mintz & Fraade, P.C. in the aggregate amount of $572,053.48. Assuming Mintz & Fraade, P.C. exercises its right to convert such outstanding amount into shares of Common Stock of Graphco Holdings, Mintz & Fraade, P.C. will own 1,144,106.96. In addition, pursuant to the Fee Agreement, Mintz & Fraade, P.C. was granted an option to purchase 475,000 shares of Common Stock of Graphco Holdings Corp. In addition, Graphco Holdings Corp. has issued to Frederick Mintz and Alan Fraade, partners of Mintz & Fraade, P.C. pursuant to an Agreement dated February 13, 2003, an aggregate of

50,000 shares of Common Stock of Graphco Holdings Corp. in consideration of legal services rendered to Graphco Holdings Corp.

Item 4. Purpose of Transaction

      Mintz & Fraade, P.C. acquired the shares of Common Stock for investment purposes and holds the shares of Common Stock for investment purposes. From time to time, Mintz & Fraade, P.C. may acquire additional shares of Common Stock or dispose of some or all its shares of Common Stock.

      Mintz & Fraade, P.C. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

      (a) Assuming the conversion of outstanding debt owed by Graphco Holdings Corp. to Mintz & Fraade, P.C. and the exercise of options granted to Mintz & Fraade, as of the date hereof, Mintz & Fraade, P.C. will own of record 1,669,107 shares of Common Stock, or 8.07% of the Company's issued and outstanding shares of Common Stock;

      (b) Mintz & Fraade, P.C. has the power to direct the vote and the power to direct the disposition of the 1,669,107 shares of Common Stock which it beneficially owns;

      (c)   Not applicable.

      (d) No person other than Mintz & Fraade, P.C. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be filed as Exhibits.

      None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

                                        Mintz & Fraade, P.C.

                                        By: /s/ Alan P. Fraade
                                           -------------------------------------
                                           Alan P. Fraade


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